ALUMINUM CORPORATION OF CHINA LIMITED

September 30, 2015

VIA EDGAR

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ladies and Gentlemen,

Aluminum Corporation of China Limited Form 20-F
for the Year Ended December 31, 2014 Filed April 15, 2015

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comments of the Staff of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") dated September 24, 2015 on its Annual Report on Form 20-F. We are in the process of preparing our response to the Commission's comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to October 22, 2015.

Thank you in advance for your consideration. We look forward to receiving your written confirmation of the extension.

Yours sincerely,

/S/ Xu Bo

XU Bo, Secretary to the Board

Aluminum Corporation of China Limited